FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006

Commission File Number: 000-51469

BAIDU.COM, INC.

12/F, Ideal International Plaza

No. 58 West-North 4th Ring

Beijing 100080, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

BAIDU.COM, INC.

Form 6-K

TABLE OF CONTENTS

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAIDU.COM, INC.

By:	/s/ Shawn Wang
Name:	Shawn Wang
Title:	Chief Financial Officer

Date: November 1, 2006

Exhibit 99.1

Baidu Announces Third Quarter 2006 Results

Net Income Increased by Over 900% Year-Over-Year

BEIJING, China, October 31, 2006 – Baidu.com, Inc. (NASDAQ: BIDU), the leading Chinese language Internet search provider, today announced its unaudited financial results for the quarter ended September 30, 20061.

Third Quarter 2006 Highlights

•	Total revenues increased by 24.9% sequentially or 169.1% year-over-year to RMB239.3 million ($30.3 million).

•	Net income increased by 45.8% sequentially or 902.5% year-over-year to RMB85.3 million ($10.8 million). Basic and diluted earnings per share (“EPS”) were RMB2.54 ($0.32) and RMB2.46 ($0.31), respectively.

•	Net income excluding share-based compensation expenses (non-GAAP) was RMB101.6 million ($12.9 million). Basic and diluted EPS excluding share-based compensation expenses (non-GAAP) were RMB3.03 ($0.38) and RMB2.94 ($0.37), respectively.

•	The number of active online marketing customers grew to more than 102,000, a 13.3% increase from the previous quarter.

“During the quarter, we continued to strengthen our position as the leading provider of Chinese language search,” said Robin Li, Baidu’s Chairman and CEO. “By focusing on enhancing and expanding both our core search functionality and our suite of community-based search products, we continued to achieve significant traffic growth and market share expansion2.”

Mr. Li continued, “During the second quarter, we optimized our dynamic bidding monetization algorithm, which rationalizes Baidu’s key word bidding system. Recently, we also introduced an intelligent ranking system, which ensures better user experience and increased customer ROI by incorporating relevancy into the ranking algorithm for sponsored listings. While these initiatives may affect revenue growth in the near term, we believe they will result in greater revenue growth over the long term.”

[1]	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.9040 to US$1.00, the effective noon buying rate as of September 30, 2006 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.
[2]	The market share information is derived from CNNIC: 2006 China Search Engine Market Survey.

The Company noted that Baidu Space, launched in the third quarter, along with other community-based products, such as Baidu Knows and Baidu Post Bar, continued to gain in popularity. Baidu enhanced its vertical search products, including Legal Search, Baidu Index, University Search, Government Search and Youth Search, to allow users to focus on specific subject areas. In addition, Baidu expanded its range of products tailored for use on mobile phones and WAP devices.

In October 2006, Baidu entered into a collaborative relationship with MTV Networks to provide video entertainment and music content to China’s internet users. This collaboration allows Baidu to directly distribute authorized content from MTV Networks, Nickelodeon and five music companies to its users.

“Our robust earnings results reflect the inherent scalability of our business model,” commented Shawn Wang, Baidu’s CFO. “During the quarter, we began to transition from serving customers via third-party distributors to direct sales in the Beijing market and continued to help improve our distributors’ ability to serve our customers in other cities.”

Mr. Wang added, “Our investment in monetization and search technology is positioning us for long term growth. While our investment is bringing immediate benefits to our users and customers, we are confident that it will also create significant value for our shareholders over the long term.”

Third Quarter 2006 Results

Baidu reported total revenues of RMB239.3 million ($30.3 million) for the quarter ended September 30, 2006, representing a 24.9% increase from the previous quarter and a 169.1% increase from the corresponding period in 2005.

Online marketing revenues for the third quarter were RMB237.6 million ($30.1 million), representing a 25.7% increase from the second quarter of 2006 and a 176.7% increase from the third quarter of 2005. The growth was driven by the increase in the number of active online marketing customers, which increased by 13.3% from the second quarter of 2006 to more than 102,000 for the third quarter. Revenue per online marketing customer for the third quarter increased to RMB2,330 ($294.8) from RMB2,081 in the second quarter, a sequential increase of 12.0%.

Traffic acquisition cost (TAC) as a component of cost of revenues was RMB21.6 million ($2.7 million), representing 9.0% of total revenues, compared to 9.2% in the second quarter of 2006.

Selling, general and administrative expenses were RMB70.2 million ($8.9 million), representing a 19.5% increase from the previous quarter and a 90.0% increase from the third quarter of 2005.

Research and development expenses were RMB24.5 million ($3.1 million), representing a 34.2% sequential increase and a 66.9% increase from the corresponding period in 2005, primarily due to headcount increases.

Share-based compensation expenses, which were allocated to related cost and expense line items, increased in aggregate to RMB16.4 million ($2.1 million) in the third quarter of 2006 from RMB11.7 million in the previous quarter. The increase in share-based compensation expenses primarily reflects a change in accounting estimates of the forfeiture rate. The Company did not grant a significant amount of options or restricted shares during the third quarter.

For the full year 2006, Baidu expects share-based compensation expenses for awards granted to employees prior to October 1, 2006 to be RMB46.6 million, assuming there is no material change in the forfeiture rate. This amount does not include expenses to be recognized over the remainder of the year related to awards granted to employees after October 1, 2006 or awards to non-employees that have been or may be granted.

Operating profit was RMB76.2 million ($9.6 million), representing a 31.5% increase from the previous quarter and a 1002.0% increase from the third quarter of 2005. Operating profit excluding share-based compensation expenses (non-GAAP) was RMB92.6 million ($11.7 million) for the third quarter of 2006, a 32.8% increase from the previous quarter and a 422.5% increase from the corresponding period in 2005.

Income tax expenses were RMB2.0 million ($0.3 million), representing a 80.5% decrease from the second quarter of 2006 and a 8.4% increase from the third quarter of 2005. The sequential decrease was primarily due to tax incentives newly granted to one of Baidu’s PRC subsidiaries. As a result, the tax expenses in the third quarter included a reversal of RMB6.0 million ($0.8 million) that was recognized in previous quarters.

Net income was RMB85.3 million ($10.8 million), representing a 45.8% increase from the previous quarter and a 902.5% increase from the third quarter of 2005. Basic and diluted EPS for the third quarter of 2006 amounted to RMB2.54 ($0.32) and RMB2.46 ($0.31), respectively.

Net income excluding share-based compensation expenses (non-GAAP) was RMB101.6 million ($12.9 million), a 44.8% increase from the previous quarter and a 426.3% increase from the third quarter of 2005. Basic and diluted EPS excluding share-based compensation expenses (non-GAAP) for the third quarter of 2006 were RMB3.03 ($0.38) and RMB2.94 ($0.37), respectively.

As of September 30, 2006, the Company had cash, cash equivalents and short-term investments of RMB1,083.3 million ($137.1 million). Net operating cash flow and capital expenditures for the third quarter of 2006 were RMB131.1 million ($16.6 million) and RMB51.3 million ($6.5 million), respectively. The increase in capital expenditures was primarily due to expenditures incurred to support traffic growth during the quarter.

Adjusted EBITDA (non-GAAP), which is defined as earnings before interest, taxes, depreciation, amortization, other non-operating net income, and share-based compensation expenses, were RMB112.3 million ($14.2 million) for the third quarter of 2006, representing a 32.2% increase from the previous quarter and a 304.4% increase from the corresponding period in 2005.

CTO Resignation

Baidu announced on October 24, 2006 that its chief technology officer, Jerry Liu, had submitted his resignation for personal reasons, effective on December 19, 2006. Baidu’s technology team, which consists of senior engineers with extensive experience in all aspects of Baidu’s technology infrastructure, will continue to lead ongoing technology initiatives. The Company noted that it is considering options for Mr. Liu’s successor.

Outlook for Fourth Quarter 2006

Baidu currently expects to generate total revenues in an amount ranging from RMB270 million ($34 million) to RMB280 million ($35 million) in the fourth quarter of 2006, representing a 135% to 143% increase from the corresponding period in 2005. This forecast reflects Baidu’s current and preliminary view, which is subject to change.

Conference Call Information

Baidu’s management will hold an earnings conference call at 8 PM on October 31, 2006 U.S. Eastern Standard Time (9 AM on November 1, 2006 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US: 1 617 786 2961

UK: 44 207 365 8426

Hong Kong: 852 3002 1672

Passcode for all regions: 46025967

A replay of the conference call may be accessed by phone at the following number until 11 PM on November 3, 2006 U.S. Eastern Standard Time.

International: 1 617 801 6888

Passcode: 92261904

Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.

About Baidu

Baidu.com, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs, each of which represents one Class A ordinary share, currently trade on the NASDAQ Global Market under the symbol “BIDU”.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for third quarter 2006 and quotations from management in this announcement, as well as Baidu’s strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, results of operations and financial condition; our ability to attract and retain users and customers; competition in the Chinese language Internet search market; competition for online marketing customers; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; and Chinese governmental policies relating to the Internet and Internet content providers. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of October 31, 2006, and Baidu undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following measures defined as non-GAAP financial measures by the SEC: adjusted EBITDA, operating profit excluding share-based compensation expenses, net income excluding share-based compensation expenses, and basic and diluted EPS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” and “Reconciliation from net cash provided by operating activities to adjusted EBITDA” set forth at the end of this release.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain expenses and expenditures that may not be indicative of its operating performance from a cash perspective. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. Baidu computes its non-GAAP financial measures using the same consistent method from quarter to quarter, except that the non-GAAP measures for the quarter ended March 31, 2006 reflected the one-time cumulative effect of change in accounting principle due to our adoption of SFAS 123(R) since January 1, 2006. We believe these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP operating profit excluding share-based compensation expenses, net income excluding share-based compensation expenses, and basic and diluted EPS excluding share-based compensation expenses is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. A limitation of using non-GAAP Adjusted EBITDA is that it does not include all items that impact our net income for the period. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

China

Lesley Zhang

Baidu.com, Inc. (Beijing)

Tel: +86 10 8262 1188 ext. 8239

ir@baidu.com

Rory Macpherson

Ogilvy Public Relations Worldwide (Beijing)

Tel: +86 10 8520 6553

rory.macpherson@ogilvy.com

U.S.

Thomas Smith

Ogilvy Public Relations Worldwide (New York)

Tel: +1 212 880 5269

thomas.smith@ogilvypr.com

Baidu.com, Inc.

Condensed Consolidated Balance Sheets

(in RMB thousands)	September 30, 2006	December 31, 2005
	Unaudited	Audited
ASSETS
Current assets:
Cash, cash equivalents and short-term investments	1,083,334	900,593
Accounts receivable, net of allowance	25,205	22,353
Prepaid expenses and other current assets	49,155	10,957
Deferred tax asset, net of valuation allowance	1,490	1,449

Total current assets	1,159,184	935,352

Non-current assets:
Fixed assets, net	160,195	96,420
Prepayment for land use rights	92,400	77,200
Intangible assets, net	46,902	13,303
Goodwill	44,183	9,287
Investments	—	2,018
Deferred tax asset, net of valuation allowance	6,085	2,843
Other	3,746	—

Total non-current assets	353,511	201,071

TOTAL ASSETS	1,512,695	1,136,423

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other liabilities	131,213	53,137
Customers’ deposits	129,530	70,327
Deferred revenue	3,874	7,658
Deferred income	4,090	124

Total current liabilities	268,707	131,246

Non-current liabilities:
Long-term payable	7,000	—
Deferred income	3,839	124

Total non-current liabilities	10,839	124

Total liabilities	279,546	131,370

Shareholders’ equity
Class A ordinary shares, par value US$0.00005 per share, 825,000,000 shares authorized and 21,205,328 shares issued and outstanding as at September 30, 2006 and 9,460,426 shares as at December 31, 2005	9	4
Class B Ordinary Shares, par value US$0.00005 per share, 35,400,000 shares authorized and 12,433,670 shares issued and outstanding as at September 30, 2006 and 23,485,336 shares as at December 31, 2005	5	10
Additional paid-in capital	1,076,004	1,009,488
Foreign currency translation adjustment	(22,834)	(5,451)
Retained earnings	179,965	1,002

Total shareholders’ equity	1,233,149	1,005,053

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,512,695	1,136,423

Baidu.com, Inc.

Condensed Consolidated Statements of Income

	For the Three Months Ended
(in RMB thousands except for share, per share information)	September 30, 2006	September 30, 2005	June 30, 2006
	Unaudited	Unaudited	Unaudited
Revenues:
Online marketing services	237,625	85,884	189,053
Others	1,706	3,052	2,574

Total revenues	239,331	88,936	191,627

Operating costs and expenses:
Cost of revenues (note 1, 2)	(68,399)	(30,385)	(56,644)
Selling, general and administrative (note 2)	(70,184)	(36,942)	(58,728)
Research and development (note 2)	(24,520)	(14,692)	(18,268)

Total operating costs and expenses	(163,103)	(82,019)	(133,640)

Operating profit	76,228	6,917	57,987

Other income
Interest income, net	11,337	3,721	10,161
Foreign exchange loss, net	—	(550)	—
Other, net	(286)	285	702

Total other income	11,051	3,456	10,863

Income before income tax	87,279	10,373	68,850

Income tax expense	(2,026)	(1,869)	(10,380)

Net income	85,253	8,504	58,470

Earnings per share for Class A and Class B ordinary shares:
Basic EPS	2.54	0.35	1.76
Diluted EPS	2.46	0.26	1.69
Weighted average aggregate number of Class A and Class B ordinary shares outstanding:
Basic	33,500,948	24,010,660	33,295,391
Diluted	34,628,611	32,904,458	34,597,580

Pro forma earnings per share for Class A and Class B ordinary shares[2]:
Basic	2.54	0.27	1.76
Diluted	2.46	0.26	1.69
Pro forma weighted average aggregate number of Class A and Class B ordinary shares outstanding on an as converted basis for Class A and Class B ordinary shares:
Basic	33,500,948	31,249,302	33,295,391
Diluted	34,628,611	32,904,458	34,597,580

(1) Cost of revenues are detailed as follows:
Business tax and surcharges	(14,891)	(5,723)	(12,185)
Traffic acquisition costs	(21,640)	(5,660)	(17,611)
Bandwidth costs	(10,503)	(6,693)	(9,239)
Depreciation and amortization costs	(14,053)	(7,711)	(12,339)
Operational costs	(6,723)	(4,255)	(4,940)
Share-based compensation expenses	(589)	(343)	(330)

Total cost of revenues	(68,399)	(30,385)	(56,644)

(2) Includes share-based compensation expenses are allocated as follows:
Cost of revenues	(589)	(343)	(330)
Selling, general and administrative	(10,014)	(6,776)	(7,705)
Research and development	(5,779)	(3,688)	(3,696)

Total share-based compensation expenses	(16,382)	(10,807)	(11,731)

[2]	Pro forma basic and diluted earnings per share are computed by dividing net income by weighted average number of ordinary shares outstanding for the period plus the number of ordinary shares resulting from the assumed conversion of all the outstanding redeemable convertible preferred share upon closing of the initial public offering as if the conversion had occurred at the beginning of the period, or when the preferred shares were issued, if later.

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)

	Three months ended September 30, 2005			Three months ended June 30, 2006			Three months ended September 30, 2006
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Operating profit	6,917	10,807	17,724	57,987	11,731	69,718	76,228	16,382	92,610

	Three months ended September 30, 2005			Three months ended June 30, 2006			Three months ended September 30, 2006
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Net income	8,504	10,807	19,311	58,470	11,731	70,201	85,253	16,382	101,635

(*)	The adjustment is for share-based compensation expenses.

Reconciliation from net cash provided by operating activities to adjusted EBITDA(*) (in RMB thousands, unaudited)

	Three months ended September 30, 2005	As a % of total revenues	Three months ended June 30, 2006	As a % of total revenues	Three months ended September 30, 2006	As a % of total revenues
Net cash provided by operating activities	53,462	60%	129,715	68%	131,068	55%

Changes in assets and liabilities, net of effects of acquisitions	(24,094)	-27%	(44,256)	-23%	(9,695)	-4%
Income taxes expenses	1,869	2%	10,380	5%	2,026	1%
Interest income and other, net	(3,456)	-4%	(10,863)	-6%	(11,051)	-5%

Adjusted EBITDA	27,781	31%	84,976	44%	112,348	47%

(*)	Definition of adjusted EBITDA: earnings before interest, taxes, depreciation, amortization, other non-operating net income and share-based compensation expenses.